Exhibit 12.1

DPL

Ratio of Earnings to Fixed Charges

		Years Ended December 31,
	Nine Months Ended September 30, 2016	2015	2014	2013	2012	2011
		(millions of dollars)
Pre-tax income from continuing operations	$2	$125	$169	$146	$118	$119
Less: Capitalized interest	—	—	—	—	—	—

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	2	125	169	146	118	119

Fixed Charges:

Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness	39	50	49	52	49	46
Interest component of rental expense (a)	3	4	4	3	3	3

Total fixed charges	42	54	53	55	52	49
Pre-tax income from continuing operations after adjustment for income or loss from equity investees, capitalized interest and preference security dividend requirements plus fixed charges	44	179	222	201	170	168
Ratio of earnings to fixed charges	1.0	3.3	4.2	3.7	3.3	3.4

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.